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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•	Embraer delivered 9 commercial jets and 21 executive jets (14 light / 7 large) in 3Q21, bringing the year-to-date deliveries to 32 commercial jets and 54 executive jets (36 light /18 large). Following solid sales activity in the period across businesses, total company firm order backlog at the end of 3Q21 was US$ 16.8 billion;
•	Revenues in 3Q21 reached US$ 958.1 million, representing year-over-year growth of 26.3% compared to 3Q20, with double digit growth in all segments;
•	Excluding special items, adjusted EBIT and EBITDA were US$ 35.7 million and US$ 79.2 million, respectively, yielding adjusted EBIT margin of 3.7% and adjusted EBITDA margin of 8.3%. In the first nine months of 2021, adjusted EBIT margin was 3.8% and adjusted EBITDA margin was 8.9%;
•	Adjusted net loss (excluding special items and deferred income tax and social contribution) in 3Q21 was US$ (33.9) million, with adjusted loss per ADS of US$ (0.18);
•	Embraer generated free cash flow in 3Q21 of US$ 21.3 million, and in the first nine months of 2021 free cash usage was US$ (160.2) million. The positive free cash flow in 3Q21 represented the first time in more than 10 years the Company generated cash in the usually seasonally weak third quarter. The free cash flow in both periods represented a significant improvement compared to the prior year periods on better profitability and working capital efficiencies, particularly with respect to inventory management;
•	The Company finished the quarter with total cash of US$ 2.5 billion and net debt of US$ 1.8 billion;
•	Given better-than-expected free cash flow performance over the first nine months of 2021, Embraer is updating its guidance for free cash flow without M&A or divestitures to a range of US$ 100 million or better, from the prior range of US$ (150) million to breakeven. The Company reiterates its other financial and deliveries guidance for 2021 of commercial jet deliveries of 45-50 aircraft, executive jet deliveries of 90-95 aircraft, consolidated revenues in a range of US$ 4.0 to $4.5 billion, adjusted EBIT margin of 3.0% to 4.0%, and adjusted EBITDA margin of 8.5% to 9.5%.

Main financial indicators[1]

2 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution, which was US$ (1.1) million in 3Q20, US$ 7.4 million in 3Q21, and US$ (18.5) million in 2Q21. Adjusted Net Income (loss) also excludes the net after-tax special items of US$ 26.0 million in 3Q20, US$ (3.7) million in 3Q21, and US$ 25.8 million in 2Q21.

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São Paulo, Brazil, November 5, 2021 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended September 30, 2021 (3Q21), June 30, 2021 (2Q21) and September 30, 2020 (3Q20), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

GUIDANCE UPDATE

Over the first nine months of 2021, Embraer has registered accumulated free cash flow of US$ (160.2) million, which is better than the Company’s initial expectations for free cash flow performance over this period. The better-than-expected free cash flow performance is due to a combination of better sales activity in the Executive Aviation and Commercial Aviation business units, in which each firm order is generally accompanied by down payments by customers at the moment of sale and at later intervals (generally every six months) prior to the delivery of the final product. These cash inflows plus a considerable improvement in inventory management led to positive free cash flow in 3Q21, when generally in the third quarter the Company uses cash due to seasonality of the business. Embraer also expects the fourth quarter to show normal seasonal patterns in terms of higher deliveries and revenues, leading to expected positive free cash flow in 4Q21.

As a result, Embraer is updating its 2021 free cash flow guidance to US$ 100 million or better for the year, an improvement from the prior range of free cash flow of US$ (150) million to breakeven. All other aspects of the Company’s deliveries and financial guidance remain unchanged at present.

REVENUES and gross margin

In 3Q21, Embraer delivered 9 commercial jets and 21 executive jets (14 light jets and 7 large jets), for a total of 30 aircraft delivered during the period. This compares to deliveries of 7 commercial jets and 21 executive jets (19 light and 2 large) during 3Q20. On a year-to-date basis, the Company delivered 32 commercial jets and 54 executive jets (36 light and 18 large) for a total of 86 aircraft delivered, compared to the 59 total aircraft (16 commercial jets and 43 executive jets) delivered during the same period of 2020. Embraer reiterates its 2021 deliveries guidance for commercial aircraft deliveries of 40-45 jets and executive jet deliveries of 90-95 aircraft, with expectations for an increase in delivery volumes in the fourth quarter, as is usually the case due to the seasonality of the business.

3Q21 revenues were US$ 958.1 million, which represented growth of 26.3% compared to the last year’s third quarter, and the Company reported revenue growth on a year-over-year basis in all of its business units. Commercial Aviation revenue growth was driven by higher deliveries, while Executive Aviation growth was due to a more favorable mix of deliveries in 3Q21, with large jets representing one third of deliveries in the quarter versus large jets making up roughly 10% of deliveries in 3Q20. The Company also reported double digit third quarter revenue growth in the Services & Support and Defense & Security segments, up 29.7% and 14.1% on a year-over-year basis, respectively. Over the first nine months of 2021, Embraer’s consolidated revenues expanded 50.1% to US$ 2,895.9 million compared to US$ 1,929.7 million in the first nine months of 2020, with the lower revenues in last year’s period driven by the negative impacts of the Covid-19 pandemic. The Company expects 4Q21 revenues to be the highest of the year driven by higher commercial and executive jet deliveries and reiterates its 2021 guidance for consolidated revenues to finish the year between US$ 4.0 and US$ 4.5 billion.

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Consolidated gross margin in 3Q21 was 19.0% versus the 7.2% reported in 3Q20, with year-over-year gross margin improvements across all of Embraer’s segments in 3Q21 on higher deliveries and revenues, better average pricing, positive mix, lower idle capacity expenses, and production efficiencies as compared to 3Q20. Over the first nine months of 2021, Embraer’s consolidated gross margin was 16.0%, compared to 13.2% in the first nine months of 2020. Gross margin improved in all of the Company’s business segments driven by the same factors as the year-over-year quarterly comparison.

EBIT AND ADJUSTED EBIT

EBIT and EBIT margin as reported in 3Q21 were US$ 30.0 million and 3.1%, respectively, which compares to reported EBIT of US$ (37.7) million and EBIT margin of -5.0% in 3Q20. Both the 3Q21 and 3Q20 reported results include several special items. In 3Q21, the Company booked a special item of US$ 5.7 million related to restructuring provisions. The 3Q20 results include the net positive impact of total non-cash special items of US$ 7.6 million, which were the following: 1) restructuring expenses of US$ 54.0 million related to the voluntary and non-voluntary dismissal programs announced in September 2020, 2) negative provisions for expected credit losses during the Covid-19 pandemic of US$ 13.0 million, 3) reversal of prior impairment in the Executive Aviation business which positively impacted results by US$ 15.9 million, and 4) reversal of prior impairment in the Commercial Aviation business which positively impacted results by US$ 58.7 million. The special items are summarized in the table below.

Excluding these special items, 3Q21 adjusted EBIT was US$ 35.7 million and the period’s adjusted EBIT margin was 3.7%, a significant improvement in profitability compared to the adjusted EBIT of US$ (45.3) million and adjusted EBIT margin of -6.0% in last year’s third quarter. Embraer reported improved EBIT margins across all of its business units in 3Q21 versus 3Q20 due to higher revenues in the current period driving better fixed cost absorption and higher gross margin as mentioned previously, only partially offset by higher selling, research, and other operating expenses. The adjusted EBIT in 3Q21 also includes One Embraer expenses of US$ 5.3 million, which related to the re-integration of the Company’s Commercial Aviation business and its related services and support in connection with the now-terminated strategic partnership with The Boeing Company, while there were no such expenses realized in 3Q20.

On a year-to-date basis, Embraer’s adjusted EBIT, excluding the total net positive impact of US$ 29.9 million, was US$ 110.8 million, yielding adjusted EBIT margin of 3.8% over the first nine months of 2021. This compares to adjusted EBIT of US$ (177.2) million and adjusted EBIT margin of -9.2% in the first nine months of 2020. There were US$ 10.5 million of One Embraer re-integration costs in the first nine months of 2021, as compared to a total of US$ 82.8 million of separation costs recognized in the first nine months of 2020. Higher deliveries and revenues, as well as positive mix and cost control measures, are the principal drivers of the better profitability in the first nine months of the year as compared to the same period of 2020. Embraer remains on track for consolidated adjusted EBIT margin to finish with the 2021 guidance of between 3.0% and 4.0% for the year.

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Embraer’s 3Q21 administrative expenses were US$ 35.7 million, in line with the US$ 35.0 million recognized in 3Q20. For the first nine months of 2021, the Company’s administrative expenses totaled US$ 110.9 million versus US$ 101.3 million in the first nine months of 2020. The increase can be explained by higher provisions for short-term incentive compensation and profit-sharing on better expected results for the Company in 2021 as compared to 2020, combined with the consolidation of expenses from the cybersecurity company Tempest, which Embraer acquired in the third quarter of 2020.

The Company’s selling expenses in 3Q21 were US$ 59.7 million, an increase compared to the US$ 45.4 million recognized in last year’s third quarter. The increase in selling expenses is mostly explained by abnormally low expenses in last year’s third quarter due to restrictions in place caused by the Covid-19 pandemic. In 3Q21, Embraer started to move towards more normalized levels of marketing, demonstration flight, and sales campaign expenses such as travel. Over the first nine months of 2021, the Company’s selling expense totaled US$ 155.7 million as compared to US$ 140.1 million in the first nine months of 2020, with the increase due to the same factors as described in the quarterly comparison. Expected losses over financial assets and contract assets in 3Q21 was a reversal (positive impact) of US$ 1.8 million as compared to provisions of US$ 14.0 million booked in 3Q20, on the financial recovery of several of our important commercial airline customers. In the first nine months of 2021, this line item was a positive impact of U$ 4.0 million versus a negative impact of provisions of US$ 69.7 million in the first nine months of 2020. It is important to note that most of these negative credit loss provisions booked in 2020 were special items removed from the adjusted EBIT figures.

Research expenses increased to US$ 10.3 million in 3Q21 from US$ 7.1 million in 3Q20, while over the first nine months of 2021 this line item was US$ 28.0 million as compared to US$ 19.3 million in the first nine months of 2020. The increase in this expense line was caused by the return to more normalized spending levels following the crisis-level cost containment efforts during the early months of the Covid-19 pandemic in 2020.

Other operating income (expense), net in 3Q21 was expense of US$ 49.1 million compared to other operating income of US$ 9.1 million in 3Q20. This line included the 3Q21 special item as well as the 3Q20 special items, except for the US$ 13.0 million in additional negative provisions for expected credit losses during the Covid-19 pandemic booked in 3Q20. Other operating income (expense) excluding the special items in both periods was an expense of US$ 43.4 million in 3Q21, versus an expense of US$ 11.5 million in 3Q20. The higher other operating expense in 3Q21 is due to a combination of higher expenses related to the ongoing arbitration case against The Boeing Company, higher corporate IT project spending, and the aforementioned higher spending on re-integration of the Commercial Aviation business and its related services and support business under the One Embraer program. Over the first nine months of 2021, other operating income (expense), net excluding special items was an expense of US$ 5.5 million as compared to an expense of US$ 167.5 million over the same period of 2020. Other operating expense was higher in the first nine months of 2020 due to higher external monitor costs, higher separation costs related to the Boeing deal as well as the recognition of abnormal costs related to employee salaries that were on paid leave during the first quarter of 2020 rather than booking these expenses in cost of goods sold, administrative, selling, and research expense.

net income (Loss)

Net loss attributable to Embraer shareholders and Loss per ADS for 3Q21 were US$ (45.0) million and US$ (0.24) per share, respectively, compared to US$ (121.2) million in net loss attributable to Embraer shareholders and US$ (0.66) in Loss per ADS in 3Q20. Over the first nine months of 2021, net loss attributable to Embraer shareholders was US$ (46.8) million and Loss per ADS was US$ (0.25).

Adjusted net loss, excluding deferred income tax and social contribution as well as the after-tax special items described above, was US$ (33.9) million in 3Q21, and adjusted loss per ADS was US$ (0.18). This compares to adjusted net loss of US$ (148.3) million and adjusted loss per ADS of US$ (0.81) in 3Q20. In the first nine months of 2021, adjusted net loss and adjusted net loss per ADS were US$ (86.2) million and US$ (0.47) per share, respectively, compared to adjusted net loss of US$ (451.1) million and adjusted loss per ADS of US$ (2.45) in the first nine months of 2020.

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monetary balance sheet accounts and other measures

Embraer ended 3Q21 with a net debt position of US$ 1,803.6 million, an improvement compared to the net debt position of US$ 1,840.5 million at the end of 2Q21 and US$ 2,365.1 million at the end of 3Q20. The decline in the Company’s net debt position from the end of 2Q21 to the end of 3Q21 was a result of the positive free cash flow generation during the third quarter, as explained further below. At the end of 3Q21, the Company’s cash position was US$ 2,503.7 million, slightly better than the level at the end of 2Q21. The total loans position at the end of 3Q21 was US$ 4,307.3 million, declining US$ 24.5 million from the total loans position reported at the end of 2Q21.

Adjusted net cash generated (used) by operating activities net of adjustments for financial investments was US$ 93.5 million in 3Q21 and adjusted free cash flow for the quarter was US$ 21.3 million. This compares to adjusted net cash generated (used) by operating activities net of financial investments of US$ (522.0) million and adjusted free cash flow of US$ (566.5) million in 3Q20. Free cash flow in 3Q21 was much improved compared to the same period last year on higher net income and very strong discipline with respect to inventories and represented the first time in over ten years that Embraer generated free cash flow in a third quarter given normal seasonality of deliveries. Over the first nine months of 2021, Embraer had free cash flow of US$ (160.1) million, also a significant improvement compared to the free cash flow of US$ (1,715.3) million during the first nine months of 2020. As previously mentioned, the Company has increased its 2021 free cash flow guidance to US$ 100 million or better, from the prior range of US$ (150) million to breakeven.

Net additions to total PP&E for 3Q21 were US$ 35.4 million, versus US$ 15.8 million in net additions reported in 3Q20. Of the total 3Q21 additions to PP&E, capex amounted to US$ 11.5 million, and additions of pool program spare parts represented US$ 23.8 million of the additions, partially offset by US$ 0.1 million of proceeds from the sale of PP&E. In 3Q21, Embraer invested a total of US$ 36.8 million in product development, principally related to the development of the E-Jets E2 commercial jet program. Over the first nine months of 2021, the Company invested a total of US$ 68.1 million in net additions to PP&E and US$ 96.7 million in net development.

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The Company’s total debt decreased US$ 24.5 million to US$ 4,307.3 million at the end of 3Q21 compared to US$ 4,331.8 million at the end of 2Q21. Short-term debt at the end of 3Q21 was US$ 783.8 million and long-term debt was US$ 3,523.5 million. The average loan maturity of the Company’s debt at the end of 3Q21 was 3.8 years, compared to the 2Q21 average maturity of 4.0 years. The cost of Dollar-denominated loans at the end of 3Q21 was 4.99% p.a., in line with the 5.03% p.a. cost at the end of 2Q21, while the cost of real denominated loans increased to 3.44% p.a. at the end of 3Q21 compared to 2.73% at the end of 2Q21.

Embraer’s EBITDA over the last 12 months (unadjusted EBITDA LTM) to financial expenses (gross) at the end of 3Q21 improved to 2.2 vs. 1.9 at the end of 2Q21. At the end of 3Q21, 0.3% of total debt was denominated in Reais.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 3Q21, 96% was denominated in US Dollars.

Complementing its strategy to mitigate exchange rate risks, the Company entered financial hedges in order to reduce its cash flow exposure.

The Company’s cash flow exposure is due to the fact that approximately 10% of its net revenues are denominated in Reais while approximately 20% of total costs are denominated in Reais. Having more Real denominated costs than revenues generates this cash flow exposure. For the remainder of 2021, approximately half of the Company’s Real cash flow exposure is hedged if the US Dollar depreciates below an average rate floor of R$ 5.20. For exchange rates above this level, the Company will benefit up to an average exchange rate cap of R$ 6.32. Most of Embraer’s Real cash flow exposure for 2022 is already hedged at an average exchange rate floor of R$ 5.20 and an average exchange rate cap of R$ 6.45.

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operational balance sheet accounts

Working capital efficiency was one of the major contributors to the Company’s positive free cash flow in 3Q21, with the highlight of the quarter the strong inventory control even as Embraer prepares to ramp deliveries in the fourth quarter, as is normally the case seasonally. The work done with respect to production planning and generating efficiencies across all business units led to inventories ending 3Q21 at US$ 2,305.0 million, which was down US$ 10.0 million from the level at the end of 2Q21, and represented an even bigger reduction of US$ 933.4 million relative to the level at the end of 3Q20. In addition, strong flow of new orders and progress down payments for future deliveries, particularly in the Executive Aviation segment, drove an increase of US$ 107.0 million in the contract liabilities line during 3Q21 to end the quarter at US$ 1,366.2 million. Also contributing to positive cash flow in the quarter were an increase of US$ 33.4 million in trade accounts payable and an increase of US$ 4.5 million in trade accounts payable – supplier finance to end 3Q21 at US$ 548.8 million and US$ 6.5 million, respectively. Contract assets declined US$ 11.9 million to end 3Q21 at US$ 618.8 million, also helping cash flow. The only counter to these positive effects was a slight increase of US$ 4.3 million in trade accounts receivable, to end the quarter at US$ 203.1 million.

Total Backlog

Considering all deliveries as well as firm orders obtained during the period, the Company’s firm order backlog ended 3Q21 at US$ 16.8 billion. This is the highest quarter-end backlog value for Embraer since the end of 2019, driven by solid order activity, particularly in the Executive Aviation segment.

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Segment Results

The Commercial Aviation segment reported revenue growth of 36.6% on a year-over-year basis to US$ 242.0 million due to higher deliveries in 3Q21 as compared to 3Q20, as well as a more favorable mix of deliveries with more E195-E2 deliveries in the current period. Executive Aviation 3Q21 revenues were US$ 256.4 million, which was 20.8% higher than the reported revenues in the third quarter of the prior year, driven by favorable mix of deliveries with more large jets delivered in the current period. The Defense & Security segment reported revenue growth of 14.1% to US$ 176.5 million in the third quarter, while the Services & Support segment continued to show solid recovery with reported revenues of US$ 276.2 million, representing year-over-year growth of 29.7%, with growth in commercial, executive, and defense services in 3Q21 versus 3Q20. Over the first nine months of 2021, Commercial Aviation represented 31.2% of total revenues, Executive Aviation comprised 23.3%, Defense & Security was 16.6%, Services & Support represented 28.5%, and Others was 0.4% of revenues.

Commercial Aviation

In 3Q21, Embraer delivered nine commercial jets, as shown below:

During 3Q21, SkyWest Airlines ordered 16 new E175s that it will fly for Delta Connection, the regional brand of Delta Air Lines. Deliveries will start in mid-2022. Each of these new E175s has 76 seats and will have a three-class configuration. In addition to flying for Delta, SkyWest also flies the E175 for United Airlines, American Airlines, and Alaska Airlines. Today, it has 193 E175s in its fleet and another 29 on order. Combining those airplanes and these 16 new E175s, once delivered, SkyWest will have nearly 240 E175s, the most of any airline in the world.

Also during the third quarter, Embraer announced that the E2 officially serves the strategic London City Airport (LCY). Three months after the European Aviation Safety Agency (EASA) certified the E190-E2 for Steep Approach operations at LCY in May, Helvetic Airways started operation with a E190-E2, the only new-generation jet operating at the airport to be certified to ICAO’s strict Chapter 14 regulation. Its 4,000 km range from LCY is nearly double that of the E190. Nonstop flights between LCY and far away cities like Istanbul, Casablanca and Moscow are now possible, opening opportunities for further penetration of the aircraft in the European market.

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Unit backlog and cumulative deliveries for Commercial Aviation at the end of 3Q21 were as follows:

Executive AVIATION

The Executive Aviation segment delivered 14 light and 7 large jets, totaling 21 aircraft in 3Q21.

Embraer delivered its 1,500th business jet, a Phenom 300E, on September 3rd to the Swiss charter operator Haute Aviation. This impressive accomplishment was achieved in less than 20 years, while the industry average to reach this mark is 34 years. The Phenom 300E with its non-stop range of 2,010 nautical miles (3,724 km), combined with its superb short runway and climb capabilities, will allow customers from Switzerland to fly across Europe and throughout the world. The Phenom 300E can reach all of Europe from Switzerland with all seats full faster than any other aircraft in the segment.

Embraer Executive Aviation continues to lead the way with environmental and sustainability initiatives. On July 14th the company received its first shipment of Sustainable Aviation Fuel (SAF) from Avfuel Corporation for use in Embraer’s Melbourne, Florida operations. Each truckload (approximately 8,000 gallons) of this fuel provides a 19.1 metric ton reduction in carbon emissions over its lifecycle. This is equivalent to the amount of carbon sequestered by 23.4 acres of U.S. forests per year. SAF delivers up to 80% less greenhouse gas emissions versus traditional jet fuel.

Defense & security

During 3Q21, assembly work continued on several KC-390 Millenniums on the production line, including five units for the Brazilian Air Force (FAB) and one for the Portuguese Air Force. Embraer concluded in the third quarter the construction of the unpaved runway, in Gavião Peixoto facility, and started ground tests in compacted-dirt soil and gravel.

Also, in 3Q21, Embraer conducted the Preliminary Design Review for the Hungarian Defense Forces Program and successfully performed the power on test of the first aircraft for the Portuguese Air Force.

Regarding the A-29 Super Tucano, during the third quarter three aircraft for the Nigerian Air Force (NAF) were delivered to Sierra Nevada Corporation, completing all deliveries planned for this program. Through September a total of ten aircraft had been delivered to Nigeria. Also, during the third quarter, another three A-29 Super Tucanos were delivered to an Undisclosed customer.

With respect to the pilot phase of SISFRON, the Brazilian Army’s border monitoring system, the third quarter marked the delivery of over 70 contractual milestones to the Brazilian Army. Among them was the implementation of a fixed Electronic Warfare station at the remote location of Barranco Branco, in Mato Grosso do Sul, which is accessed only by river transportation. Additionally, four new infrastructure sites were successfully concluded and integrated to the wide band data link network (INFOVIA), which now consists of more than 75 delivered sites. Integrated Logistics Support activities continued during the 3Q21, assuring high availability to the systems delivered and in operation by the Brazilian Army.

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Atech had important achievements in the third quarter, regarding the Brazilian Air Traffic Control System, including acceptance and delivery of the most updated and modern version of its Air Traffic Flow Management System (SIGMA), aimed to unify all flight plans processing on the Brazilian Airspace.

As for Tempest, it continued to execute on its growth plan, surpassing its sales and revenue targets for the quarter. Special emphasis was on the growth of its new Intelligence Driven SOC product, and the organic growth in the number of transactions in AllowMe, an identity and anti-fraud product.

SERVICES & SUPPORT

After unveiling plans for a major expansion in North America with a firm order for 30 E195-E2 jets, with purchase rights for a further 50 aircraft, Porter Airlines signed a significant aftermarket support package contract with Embraer in 3Q21. Also signing on for a long-term Pool Program agreement, a flight-hour material service solution for repairable parts, was CommutAir, a United Express carrier, to support the airline's ERJ-145 fleet. In addition, Jasmin Airways and Petro Air also signed pool contracts.

For Executive Jets Services, the volume of aftermarket airplane transactions continues to create opportunities for market share growth in aftermarket service programs, such as Executive Care by Embraer, and maintenance and modification services. Executive Care, which is celebrating its 15th year of activity, has shown higher than expected contract renewals, reassuring the quality of the service designed to take care of customers by relieving them of maintenance complexity.

Embraer also expanded its service network providers in the Northeast region of the U.S. with expanded capabilities at select Embraer Authorized Service Centers (EASC). The Company awarded three service centers the ability to increase capabilities to serve more Embraer business jet models. The overall good results and customer satisfaction in business jets has kept Embraer top-ranked in customer service, scoring first place in Professional Pilot Magazine and third place in Aviation International News in their Product Support Surveys for 2021.

The Defense & Security market was also positive, with new deliveries, contracts, and renewals. Embraer achieved important steps in the initial training and support for two new A-29 customers in Asia, operating a total of eleven aircraft. Also, new Super Tucanos were delivered by Sierra Nevada to the Nigerian Air Force and officially entered in service. With these deliveries, a three-year Sustainment Engineering Contract was signed for the new Nigerian fleet. Embraer also signed an on-site Maintenance Contract with the Chilean Air Force, a four-year Integrated Support Contract for Panama's Presidential Legacy 600 and a 192MO maintenance for the Indian Air Force Legacy 600 fleet.

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Reconciliation OF IFRS and “non gaap” information

 We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables bellow.

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Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

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Some Financial Ratios based on “non GAAP” information

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement.

FINANCial statements

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EMBRAER S.A.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in millions of U.S. dollars)

LIABILITIES	(1) As of June 30, 2021	(1) As of September 30, 2021
Current		
Trade accounts payable	515.4	548.8
Trade accounts payable - Supplier finance	2.0	6.5
Lease liabilities	10.8	11.2
Loans and financing	808.6	783.8
Other payables	251.8	283.9
Contract liabilities	991.7	1,041.4
Derivative financial instruments	2.3	2.8
Taxes and payroll charges payable	44.3	38.0
Income tax and social contribution	73.5	85.3
Financial guarantee and residual value	38.7	34.1
Dividends payable	1.1	1.2
Unearned income	2.5	2.5
Provision	113.5	114.1
	2,856.2	**2,953.6**
Non-current		
Lease liabilities	48.2	52.9
Loans and financing	3,523.2	3,523.5
Other payables	44.9	39.6
Contract liabilities	267.5	324.8
Derivative financial instruments	4.7	3.6
Taxes and payroll charges payable	12.4	10.0
Deferred income tax and social contribution	444.8	428.6
Financial guarantee and residual value guarantees	73.8	63.1
Unearned income	67.6	66.4
Provision	112.3	108.4
	4,599.4	**4,620.9**
TOTAL LIABILITIES	**7,455.6**	**7,574.5**
Shareholders' equity		
Capital	1,551.6	1,551.6
Treasury shares	(28.2)	(28.2)
Revenue reserves	1,377.6	1,377.7
Share-based remuneration	37.4	37.4
Accumulated other comprehensive loss	(130.9)	(160.0)
Retained earning	(33.3)	(78.4)
Non-controlling interests	111.5	108.1
Total Shareholders' equity	**2,885.7**	**2,808.2**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**10,341.3**	**10,382.7**

(1)Derived from unadited financial information.

16

Investor Relations

Eduardo Couto, Chris Thornsberry, Caio Pinez, Marilia Saback, and Viviane Pinheiro.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q21 Results on Friday, November 5, 2021 at 11:00 AM (SP) / 10:00 AM (NY). The conference call will also be broadcast live over the web at ri.embraer.com.br

Conference ID: EMBRAER

Telephones USA / Canada: +1 (412) 717-9627 / +1 (844) 204-8942

Telephones Brazil: +55 (11) 4210-1803 / +55 (11) 4090-1621

We recommend calling 15 minutes in advance.

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer celebrates its 50th anniversary with businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customer after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

For more information, please visit embraer.com

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations